File Number: 57562-0024-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

June 9, 2008

Delivered and via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attention:       Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the "Company")
Form 10-KSB/A for the Transition Period Ended July 31, 2007
Form 10-QSB for the Fiscal Quarter Ended October 31, 2007
Form 10-QSB for the Fiscal Quarter Ended January 31, 2008
SEC Letter dated May 30, 2008
File No. 1-33706

            We write, on behalf of the Company, and in response to the most recent and fifth comment letter of May 30, 2008 (the "Fifth Review Letter") from the reviewing staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") relating to the Company's Form 10-KSB/A for the period ended July 31, 2007 (the "Form 10-KSB/A") as filed with the SEC on February 29, 2008, Form 10-QSB for the period ended October 31, 2007 as filed with the SEC on December 12, 2007 (the "October Form 10-QSB") and Form 10-QSB for the period ended January 31, 2008 as filed with the SEC on March 17, 2008 (the "January Form 10-QSB").

            We confirm, on behalf of the company, that set forth below are the Company's responses to the Staff's most recent comments as set out in the Fifth Review Letter based upon information provided to our firm by the Company. We also confirm that the paragraph numbering in this response letter corresponds to the paragraph numbering in the SEC's Fifth Review Letter.

            In this respect, and in initial response to the Staff's most recent comments, we are now pleased to enclose herewith, on behalf of the Company, and for the Staff's review and consideration, each of a redlined and a clean copy of the Company's final and further Form 10-KSB/A, October Form 10-QSB and January Form 10-QSB in respect of this matter which have now been amended, the Company trusts, in accordance with the responses provided for herein.

            We confirm, on behalf of the Company, that the redlined version of the enclosed (i) Form 10-KSB/A indicates the changes made to the Form 10-KSB/A which was filed on February 29, 2008, (ii) October Form 10-QSB indicates the changes made to the October Form 10-QSB which was filed on December 12, 2007, and (iii) January Form 10-QSB indicates the changes made to the January Form 10-QSB which was filed on March 17, 2008.

            We also confirm, on behalf of the Company, that the enclosed Form 10-KSB/A, October Form 10-QSB and January Form 10-QSB, with this response letter, have on this day been filed by the Company with the SEC via the EDGAR system.

Comments:

Draft Form 10-KSB/A3 for the Transition Period from January 1, 2007 to July 31, 2007

General

1.         Please submit your letter of correspondence to us dated May 16, 2008 on EDGAR.

Response:

We thank the Staff for its comment in this respect and we confirm, on behalf of the Company, that we have now filed on Edgar, as correspondence with the SEC, our response letter dated May 16, 2008 to the letter from the SEC dated May 1, 2008, together with clean and blacklined copies of the Company's Form 10-KSB/A and January Form 10-QSB, amended by the Company pursuant to comments set out in such SEC letter; and we hope and trust that this is now clear and satisfactory in this regard.

2.         The comments written on your transition report may also apply to your interim reports for the periods ended October 31, 2007 and January 31, 2008; and comments on your periodic reports may also apply to your registration statement.

Please ensure that any revisions are handled consistently and appropriately in these various filings.

Response:

We thank the Staff for its comment in this respect and we confirm, on behalf of the Company, that the Company will ensure that revisions to the documents filed with the SEC are handled consistently and appropriately; and we hope and trust that this is now clear and satisfactory in this regard.

3.         We note the explanatory paragraph at the forefront of your document, describing the revisions to your financial statements. The revisions you have proposed to information about your disclosure controls and procedures on page 84, and added details of subsequent events on page 81, may also be referenced in this disclosure.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the Company has now updated the disclosure in the forefront of each document submitted herewith to clarify that, as a result of the restatement, the Company's disclosure controls and procedures during each period were not effective and to include a reference to certain subsequent events; and we hope and trust that this is now clear and satisfactory in this regard.

Financial Statements

Audit Reports

4.         Please obtain updated audit reports from your independent accountants for the periods covered by your document and include them in your next filing.

Response:

We thank the Staff for its comment in this respect and we confirm, on behalf of the Company, that the audit reports in respect of the financial statements included in the Company's Form 10-KSB/A were withheld from the draft document sent to the SEC for review in response to comments from the SEC in its letter of May 1, 2008. We confirm that the subject audit reports have been updated and are now included in the enclosed Form 10-KSB/A filed with the SEC; and we hope and trust that this is now clear and satisfactory in this regard.

Note 5 - Mineral Exploration Properties, page 71

Goliad Property, page 72

5.         We note your disclosure stating that you made cash payments of $200,000 and issued 3,000,000 post-split restricted common shares "at a fair value of $0.33 per share" for an option to acquire certain mineral property leases in Texas, which you refer to as the "Moore Option". Please address the following points:

(a)         We note in your option agreement filed on October 25, 2005, the arrangement called for the issuance of 2,000,000 shares at $0.50 per share, rather than 3,000,000 shares at $0.33 per share. Please provide us with copies of any amendments made to this agreement; identify the documents to which you have filed these as exhibits, or explain why they have not been filed; and explain how the terms of the agreements reconcile to your disclosure.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the there have been no amendments to the subject Moore option agreement. We confirm, on behalf of the Company, that the number of shares and fair value thereof issued under the agreement changed due to a forward split by the Company of its shares of common stock on a 1.5 to 1 basis subsequent to the date of the agreement.

To reaffirm, the Company entered into the Moore option agreement in October 2005 pursuant to which it agreed to issue 2,000,000 shares at a fair value of $0.50 per share. Effective February 28, 2006, the Company completed a forward split of its shares of common stock on the basis of 1.5 shares for each outstanding share to increase liquidity for its shares of common stock. As a result, the number of shares issued under the agreement increased to 3,000,000 at a fair value of $0.33 per share on a post-split basis; and which post-forward split was also pushed by the Company at the time to all other shareholders of the Company; and we hope and trust that this is now clear and satisfactory in this regard.

(b)         Tell us how the payments you describe as having been made as of July 31, 2007 reconcile to the $8,212,457 in capitalized costs presented in your table in Note 6, and explain why this would not be apparent from your disclosure.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the paragraph below has been added to Note 5 to the Company's financial statements for the period ended July 31, 2007 included in the Form 10-KSB/A filed herewith to clarify the payments made in respect of the Moore option, with the Goliad balance increasing to $8,625,568 as of July 31, 2007 due to the reclassification of database transactions (the presentation of Notes 5 and 6 having been amended for clarification as disclosed in paragraph 7 below).

"Acquisition costs for the Moore Option total $8,407,500 as of July 31, 2007 and include the following: (i) cash payments of $200,000, (ii) 750,000 restricted common shares issued on October 11, 2005 with a fair value of $250,000, (iii) 500,000 restricted common shares issued on April 10, 2006 with a fair value of $1,150,000, (iv) 250,000 restricted common shares issued on September 28, 2006 with a fair value of $462,500, (v) 750,000 restricted common shares issued on October 10, 2006 with a fair value of $975,000, and (vi) 750,000 restricted common shares issued on April 11, 2007 with a fair value of $5,370,000. Additionally, the Company has incurred $218,068 in other acquisition charges on the Goliad project, for a cumulative cost of $8,625,568 as of July 31, 2007."

We hope and trust that this is now clear and satisfactory in this regard.

(c)         We note your disclosure in Note 8 stating that of the 3,000,000 shares, 750,000 were issued at a fair value of $7.16 per share. Tell us whether the other 2,250,000 shares were issued at $0.33, as suggested by your disclosure in Note 5, or some other amount; and explain the logic underlying your accounting methodology. Also identify the authoritative literature you relied upon in valuing these shares, and describe the circumstances under which separate issuances occurred.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the other 2,250,000 shares were issued by the Company at four different times as follows:

  750,000 shares were issued on October 11, 2005 with a fair value of $0.33 per share; the Company's shares of common stock were not listed or quoted for trading at the time;

  500,000 shares were issued on April 10, 2006 with a fair value of $2.30 per share;

  250,000 shares were issued on September 28, 2006 with a fair value of $1.85 per share; and

  750,000 shares were issued on October 10, 2006 with a fair value of $1.30 per share.

In respect of the shares that were issued before the Company's common stock was quoted for trading, the Company estimated the fair value of the shares by referring to the share subscription prices that the Company used in private placement transactions conducted in 2005, which was $0.33 per share.

The Company's common stock was quoted for trading on the OTCBB on February 6, 2006. Thereafter, the Company estimated the fair value of the shares using the weighted average price of the closing prices of the Company's shares that were traded two days before and two days after the issuance of the shares.

The Company considered FAS 141: Business Combinations to determine the fair value of the shares. Paragraph 22 of FAS 141 states that:

22.         The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.

The Company considered EITF 99-12 "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination" to determine the "reasonable period" in paragraph 22 of FAS 141. Paragraph 4 of EITF 99-12 states:

4.         Task Force members observed that the reasonable period of time referred to in paragraph 74 of Opinion 16 is intended to be very short, such as a few days before and after the acquisition is agreed to and announced.

There is no definition of how many days are "very short" days in the publicized authoritative literature. The Company used two days before and after the share issuance dates which the Company understands is widely used in practice by other registrants.

We hope and trust that this is now clear and satisfactory in this regard.

6.         We understand from your disclosure under this heading and from the table of "Acquisition Costs by Property at July 31, 2007," provided in your letter to us dated April 2, 2008, that you are including the costs of databases acquired and landwork in your capitalized costs of mineral properties on your balance sheets.

Given that guidance in paragraph 9 of EITF 04-2 requires separate disclosure of costs capitalized for mineral rights, as defined in paragraph 5 of that Issue, tell us why you believe these costs are appropriately aggregated with those of your mineral rights, if that is your view. If the databases are not mineral rights, it would seem you would need to have a separate policy governing the capitalization and amortization of these costs.

Please also tell us the amount of costs being capitalized as "landwork" and describe the nature of this activity sufficiently to understand how this compares to activity that would ordinarily be characterized as exploration, for which costs would be expensed.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the Company reviewed the definition of mineral rights under EITF 04-2 and agrees that the databases do not meet the definition of mineral rights thereunder. Rather, they meet the definition of intangible assets under FAS 141: Business Combinations. In accordance FAS 141 Appendix A14e(4), databases are technology-based intangible assets. The Company initially did not separately disclose the databases as they were directly related to the underlying mineral properties.

Also, Appendix A27 of FAS 141 states that: Databases are collections of information, often stored in electronic form (such as on computer disks or files). An acquired database that includes original works of authorship is entitled to copyright protection and, if so protected, meets the contractual-legal criterion for recognition apart from goodwill. However, a database often includes information created as a consequence of an entity's normal operations, such as a customer list or specialized information such as a title plant, scientific data, and credit information. Databases that are not protected by copyright can be (and often are) exchanged in their entirety or in part. Alternatively, they can be (and often are) licensed or leased to others. Thus, even if the future economic benefit of a database does not arise from legal rights, it meets the separability criterion for recognition as an asset apart from goodwill.

Based on the above GAAP guidance, the Company has reclassified database acquisition costs from mineral rights and properties to present them separately as "Databases" on the balance sheets included in the Form 10-KSB/A filed herewith. The following is the accounting policy with respect to the databases which has been added in the consolidated financial statements included in the Form 10-KSB/A filed herewith:

"Costs related to internally developed databases are expensed as incurred. Costs of acquired mineral property databases are capitalized upon acquisition. Mineral property data bases are tested for impairment whenever events or changes indicate the carrying value amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. Mineral property databases are amortized over five years using the straight-line method."

In addition, capitalized acquisition costs for the Goliad project increased with the reclassification of database transactions. In reviewing database related transactions the Company identified the following errors: (i) cash and stock based expenditures which were initially capitalized with other acquisition costs were not capital in nature and should have been charged to mineral property expenditures, (ii) cash and stock based proceeds from the sale of a portion of one of the Company's database acquisitions was initially recorded as a reduction of capitalized costs and should have been recognized as an asset sale transaction, and (iii) depreciation was not recorded on capitalized database acquisitions. As a result of the corrections, cumulative acquisition costs for the Goliad project increased by $411,111.

Finally, landwork costs consist of lease acquisition fees or claim acquisition fees which are a part of mineral rights acquisition costs. They are not a part of exploration costs. As at July 31, 2007, such landwork costs were $137,905. The Company differentiated the landwork costs from mineral rights purchase costs for internal use only. Landwork costs do not form another part of mineral rights acquisition costs and thus the Company has not presented them separately on the balance sheets.

We hope and trust that this is now satisfactory in that regard.

Note 6 - Properties and Equipment, page 74

7.        Please provide details about your disclosures in Note 5 sufficient to understand how that information reconciles to the amounts appearing in your Mineral Properties tabulation under this heading.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the Company has reorganized the Note 5 and Note 6 disclosures in the financial statements for the period ended July 31, 2007 included in the Form 10-KSB/A filed herewith to clarify the different types of acquisition costs involved; and we hope and trust that this is now satisfactory in that regard.

Note 12 - Change in Fiscal Year, page 81

8.         We note that you present comparative figures for the seven months ended July 31, 2006 of net loss, basic and diluted loss per share, and weighted average number of shares outstanding, basic and diluted. You are also required to disclose figures of revenue, gross profit, income taxes, and loss from continuing operations, for the comparable transition period of the prior year, in accordance with Rule 13a-10(b) of the Exchange Act.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the Company has now included the required figures for the corresponding period ended July 31, 2006 in its Form 10-KSB/A filed herewith; and we hope and trust that this is now clear and satisfactory in this regard.

Draft Form 10-QSB/Al for the Fiscal Quarter Ended January 31, 2008

Note 13 - Restatement, page 19

9.         We note that the restated balance of properties and equipment in the amount of $3,867,890, in your table labeled the seven months ended July 31, 2007, does not agree to the related amount on your balance sheet. Please resolve this discrepancy.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the Company has now resolved this discrepancy in the Form 10-KSB/A filed herewith; and we hope and trust that this is now clear and satisfactory in this regard.

Controls and Procedures, page 32

10.       We note your disclosure stating your principal officers conducted an evaluation of your disclosure controls and procedures as of the end of the period covered by your quarterly report, and based on that evaluation, they have concluded that disclosure controls and procedures are effective. However, since you determined that a material weakness existed in your internal controls over financial reporting as at July 31, 2007 (with respect to the detection, valuation, and recording of impairments in long-lived assets) subsequent to filing your interim report for the period ended January 31, 2008, it is unclear why you would not need to revisit your disclosures under this heading; and the corresponding representations in your interim report for the period ended October 31, 2007.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the Company has now amended the discussion of disclosure controls and procedures in its October Form 10-QSB and January Form 10-QSB to indicate that such controls and procedures were not effective during the period covered by each of the reports for similar reasons as discussed in the Form 10-KSB/A; and we hope and trust that this is now clear and satisfactory in this regard.

            We trust that the foregoing and the enclosed and amended Form 10-KSB/A, October Form 10-QSB and January Form 10-QSB are now clear and satisfactory in this regard, however, should the Staff have any further questions or comments or require any further documentation or information in connection with the same, please do not hesitate to contact the undersigned at (604) 691-7445 at anytime.

Yours very truly,

/s/ Thomas S. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

Enclosures
cc:            The Company; Attention: Mr. Pat Obara, CFO (w/Enclosures)
cc:            Securities and Exchange Commission; Attention: Ms. Tracie Towner